Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Annual Report on Form 40-F of Rio Alto Mining Limited (“Rio Alto”) for the year ended December 31, 2014 being filed with the United States Securities and Exchange Commission, and to the use in Form 40-F of our report dated March 13, 2015, with respect to the consolidated financial statements of Rio Alto included in Form 40-F.

Vancouver, Canada
March 16, 2015

/s/ Grant Thornton LLP
Chartered Accountants